SUPPLEMENT Dated April 26, 2011
To The Current Prospectus

ING Simplicity Variable Annuity

Issued By ING USA Annuity and Life Insurance Company
Through Its Separate Account B

This supplement updates the prospectus. Please read it carefully and keep it with your copy of the prospectus for future reference. If you have any questions, please call our Customer Service Center at 1-800-366-0066.

1. ***Effective April 29, 2011*** the ING Van Kampen Equity and Income Portfolio (Class S) will change its name to ING Invesco Van Kampen Equity and Income Portfolio (Class S). This investment portfolio is currently open to new investments.

2. ING Funds Distributor, LLC has changed its name to ING Investments Distributor, LLC. All references to ING Funds Distributor, LLC in the current Prospectuses and Statements of Additional Information are hereby replaced with ING Investments Distributor, LLC.